COMTECH BROADBAND CORPORATION LTD.

This Executive Employment Agreement (this “Agreement”) is dated as of March 8, 2011 by and between YI YUAN, whose US passport number is 711054360 (the “Executive”) and COMTECH BROADBAND CORPORATION LTD., a company registered and incorporated in Hong Kong (the “Company”).

The Company believes it is in the best interests of the Company to employ the Executive and incentive the Executive to serve the Company. Accordingly, the Company and the Executive agree to enter into this Employment Agreement.

Now therefore, in consideration of the mutual promises, covenants and agreements contained herein, the parties hereto agree as follows:

1.	Term of Agreement

This Agreement shall commence on April 1, 2011 (the “Start Date”) and will end on the third anniversary of the Start Date. Subject to the Company’s severance payment obligations set forth in Section 6 below, this Agreement may be terminated by either party with cause or by Executive without cause, on twelve (12) weeks written notice to the other party.

2.	Position and Duties

(a)	Executive shall be employed by the Company as President of the holding company of the Company, Cogo Group, Inc. (the “Holding Company”) and will directly report to the Chief Executive Officer and the Board of Directors of the Holding Company.
(b)	Executive shall perform such duties and responsibilities as are normally related to such position in accordance with the standards of the industry and any additional duties now or hereafter assigned to Executive by the Company. Executive shall abide by the Company’s rules, regulations, and practices as they may from time-to-time be adopted or modified.
(c)	Other Activities. Except upon the prior written consent of the Company, Executive will not, during the term of this Agreement, accept any other employment, or engage, directly or indirectly, in any other business activity (whether or not pursued for pecuniary advantage) that might interfere with Executive’s duties and responsibilities hereunder or create a conflict of interest with the Company.

3.	Compensation

(a)	Executive shall receive a base salary of HKD78,000.00 per month and 150,000 shares of common stocks of the Holding Company, traded on NASDAQ under the symbol COGO, that vests in twelve equal installments on a quarterly basis, beginning June 30, 2011.
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(b)	As determined by the Board of Directors of the Holding Company, Performance Bonus may be granted on a yearly basis of up to an additional (i) 10,000 shares of the Holding Company’s common stock if the Holding Company’s consolidated pro forma earnings per share compound annual growth rate is at or above 20% and (ii) 10,000 shares of the Company’s common stock if the pro forma earnings per share is 30% or more above the previous year’s pro forma earnings per share.
(c)	During the continuance of this Agreement, the Executive shall be entitled to participate in and to receive benefits from all present and future medical and all other benefits made available generally to employees of the Company.
(d)	In the event that common stock of the Holding Company is changed into or exchanged for a different number or kind of shares of the Holding Company or other securities of the Holding Company or of any third corporation, by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split up, stock dividend or combination of shares, the Company shall procure to make an appropriate and equitable adjustment to the number of shares to be granted to the Executive or any appropriate substitution of a different security for such shares as the case may be. Any such adjustment made shall be final and binding upon the Executive.

4.	Working Hours and Holidays

The Executive shall carry out his duties on a full-time basis, no less than Eight (8) hours each day, from Monday to Friday of every week. The Executive will be required to work in flexible working hours as needed to fulfill his duties.

The Executive shall be entitled to Fifteen (15) workings days paid leave per year in addition to the gazetted public holidays.

5.	Location of Work

The Executive shall be required to work in such place(s), within or outside the jurisdiction of Hong Kong as assigned by the Company. Such place may include but not limit to the premises of the Company’s related companies in Shenzhen of PRC.

6.	Termination of Employment and Severance Benefits

(a)	Termination of Employment. This Agreement may be terminated upon the occurrence of any of the following events:

(i)	The Company’s determination in good faith to terminate the Executive for Cause (as defined in Section 8 below);

(ii)	The Company’s determination to terminate the Executive without Cause, which determination may be made by the Company by the Board of Directors at any time at the Company’s sole discretion, for any or no reason;

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(iii)	The effective date of a written notice sent to the Company from the Executive stating that the Executive is electing to terminate his employment with the Company (“Voluntary Termination”); provided that such effective date shall be no earlier than twelve (12) weeks after delivery of written notice to the Company; or

(b)	Effect of Termination; Severance Benefits. Executive and Company each agrees that the following provisions shall apply in the event of termination of employment:

(i)	Voluntary Termination. If the Executive’s employment terminates by Voluntary Termination, then the Executive shall not be entitled to receive payment of any severance benefits. The Company shall have the option, in its sole discretion, to make Executive’s termination effective at any time prior to the end of such notice period as long as the Company provides Executive with all compensation to which he would be entitled for continuing employment through the last day of the notice period. Thereafter, all obligations of the Company under this Agreement shall cease.

(ii)	Involuntary Termination. Except in situations where Executive’s employment is terminated for Cause, by death or by disability, in the event that the Company terminates Executive’s employment at any time, Executive will be eligible to receive an amount equal to twelve (12) weeks of Executive’s then-current Base Salary payable in the form of salary continuation.

(iii)	Termination for Cause. The Company shall pay to Executive’s all compensation to which Executive is entitled up through the date of termination, and thereafter, all of the Company’s obligations under this Agreement shall cease.

(c)	Termination Obligations

(i)	Executive agrees that all property, including, without limitation, all equipment, tangible proprietary information, documents, records, notes, contracts, and computer-generated materials furnished to or prepared by Executive incident to his employment belong to the Company and shall be promptly returned to the Company upon termination of Executive’s employment.
(ii)	Upon termination of Executive’s employment, Executive shall be deemed to have resigned from all offices and directorships then held with the Company and any subsidiary of the Company. Following any termination of employment, Executive shall cooperate with the Company in the winding up or transferring to other employees of any pending work and shall also cooperate with the Company in the defense of any action brought by any third party against the Company that relates to Executive’s employment by the Company.
(iii)	Executive agrees that his obligations under this Section as well as Section 7 shall survive the termination of employment and the expiration of this Agreement.

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7. Restrictive Covenants

(a)	Confidentiality Agreement. Executive acknowledges that it is the policy of the Company to maintain as secret and confidential all Confidential Information (as defined below), and that Confidential Information has been and will be developed at substantial cost and effort to the Company. Executive shall neither during the employment (except in the proper performance of his duties) nor at any time (without limit) after its termination, directly or indirectly:

(i) use for his own purposes or for those of any other person, company, business entity or other organization whatsoever; or

(ii)disclose to any person, company, business entity or other organization whatsoever:

any trade secrets or confidential information relating or belonging to the Company or any subsidiary of the Company including but not limited to any such information relating to customer, customer lists or requirements, price lists or pricing structures, sales and marketing information, business plans or dealings, employees or officers, source codes and computer systems, software, technical information, financial information and plans, designs, formula, prototypes, product lines, services, research activities, any document marked 'Confidential' (or with a similar expression), or any information which Executive has been told is confidential or which he might reasonably expect the Company would regard as confidential, or any information which has been given to the Company or any subsidiary of the Company in confidence by customer, supplier or other persons (“Confidential Information”).

The obligations contained in Section 7(a) shall cease to apply to any information or knowledge which may subsequently come into the public domain after the termination of employment other than by way of unauthorized disclosure.

(b)	Non-interference. Following termination for any reason, the Executive agrees that he will not, for a period of Two (2) years following such termination, on behalf of the Executive or on behalf of any other individual, association or entity:

(i)	call on any of the customers of the Company (or other entity of which 50% or more of the voting equity is owned or controlled by the Company (an “Affiliate”) for the purpose of soliciting or inducing any of such customers to acquire (or providing to any of such customers) any product or service provided by the Company or Affiliate, nor will the Executive in any way, directly or indirectly, as agent or otherwise, in any other or otherwise, in any other manner solicit, influence or encourage such customers to take away or to divert or direct their business to the Executive or any other person or entity by or with which the Executive is employed, associated, affiliated or otherwise related (the “Executive Related Entity”); or
(ii)	interfere with the relationship of the Company or any of its Affiliates with, or endeavor to entice away from, the Company any person who or which at any time was a material customer or material supplier of, or maintained a material business relationship with, the Company or any of its Affiliates.

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(c)	Non-solicitation. Following termination for any reason, for a period of Two (2) years following such termination, the Executive agrees that he will not directly or indirectly, interfere with or attempt to interfere with any officers, employees, representatives or agents of the Company or Affiliate, or solicit or recruit or attempt to solicit or recruit any officers, employee representatives or agents of the Company or Affiliate to work for the Executive or any the Executive Related Entity, or induce or attempt to induce any of them to violate the terms of their contracts, or any employment arrangements, with the Company or Affiliate.

(d)	Non-Competition. During the period beginning on the start date of this Agreement and ending Two (2) years after the termination for any reason (the “Non-compete Period”), the Executive shall not, in the PRC, Hong Kong, or any other country in the world where, upon the termination, the Company develops, sells, supplies, manufactures or researches its products or services or where the Company is intending within 3 months following the Termination Date to develop, sell, supply or manufacture its products or services and in respect of which Executive has been responsible (whether alone or jointly with others), concerned or active on behalf of the Company during any part of the twelve (12) months immediately preceding the termination, directly or indirectly, in any capacity, engage or participate in, become employed by, serve as a director of, or render advisory or consulting or other services in connection with:

(i)	the research into, development, manufacture, supply or marketing of any product which is of the same or similar type to any product researched, or developed, or manufactured, or supplied, or marketed by the Company during the twelve-month period immediately preceding the termination;
(ii)	the development or provision of any services (including but not limited to product support, or consultancy, or customer services) which are of the same or similar type to any services provided by the Company during the twelve-month period immediately preceding the termination;

PROVIDED ALWAYS that the provisions of this Section 7(d) shall apply only in respect of products or services with which the Executive was either personally concerned or for which he was responsible whilst employed by the Company during the twelve-month period immediately preceding the termination.

(e)	Executive acknowledges that the covenants contained in Sections 7(a),(b),(c)and(d) are reasonable in the scope of the activities restricted, the geographic area covered by the restrictions, and the duration of the restrictions, and that such covenants are reasonably necessary to protect the Company’s legitimate interests in its Confidential Information and in its relationships with employees, customers and suppliers. The Executive further acknowledges such covenants are essential elements of this Agreement and that, but for such covenants, the Company would not have entered into this Agreement.

(f)	The Company and the Executive have each consulted with their respective legal counsel and have been advised concerning the reasonableness and propriety of such covenants.

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8.	Definitions.

(a)	“Cause” shall mean (i) Executive commits a crime involving dishonesty, breach or trust, or physical harm to any person; (ii) Executive willfully engages in conduct that is in bad faith and materially injurious to the Company, including but not limited to, misappropriation of trade secrets, fraud or embezzlement; (iii) Executive commits a material breach of any Restrictive Covenants under Section 7 (a)(b)(c) or (d) of this agreement, which breach is not cured within Twenty (20) days after written notice to Executive from the Company; (iv) Executive willfully refuses to implement or follow a reasonable and lawful policy or directive of the Company, which breach is not cured within Twenty (20) days after written notice to Executive from the Company.

9.	Conflicts

Executive represents that his performance of all the terms of this Agreement will not breach any other agreement to which the Executive is a party. Executive has not, and will not during the term of this Agreement, enter into any oral or written agreement in conflict with any of the provisions of this Agreement. Executive further represent that he is entering into or has entered into an employment relationship with the Company of his own free will and that he has not been solicited as an employee in any way by the Company.

10.	Miscellaneous Provisions.

(a)	Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the parties.
(b)	Sole Agreement. This Agreement, constitutes the sole agreement of the parties and supersedes all oral negotiations and prior writings with respect to the subject matter hereof.
(c)	Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of Hong Kong Special Administrative Region (HKSAR) without giving effect to the principles of conflict of laws.
(d)	Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the appropriate judicial authority will construe such provision by limiting or reducing it to the minimum extent necessary to make it legally enforceable.
(e)	Arbitration. In the event that any controversy, claim or dispute arises concerning either (a) the interpretation or (b) the performance by any party to this Agreement, of any of the terms hereof (a “Controversy”), the Parties shall promptly conduct negotiations in good faith to resolve such Controversy effecting as nearly as possible the intent and purposes of the Parties. Any resolution of such Controversy shall be set forth in a writing singed by each Party involved in such Controversy. If the Parties are unable to settle such Controversy within thirty (30) days, the Controversy or Controversies remaining shall be finally and exclusively settled by binding arbitration in HKSAR (or such other location as the Parties may mutually agree) under the rules of the Hong Kong International Arbitration Centre.
(f)	No Waiver. In no circumstances shall this Agreement be interpreted to mean that Executive has waived any rights, including due process, to which he is entitled under applicable law.

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(g)	Advice of Counsel. Executive acknowledges that he has had the opportunity to consult legal counsel concerning this Agreement, that he has read and understands the Agreement, that he is fully aware of its legal effect, and that he has entered into it freely based on his own judgment and not on any representations or promises other than those contained in this Agreement.

[Signature Page Follows]

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The parties have executed this Agreement the date first written above.

COMTECH BROADBAND CORPORATION LTD.

By:
Title:	Director

EXECUTIVE:

Signature:

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